Exhibit (e)(3)(M)
FIRST AMENDMENT
TO
RETENTION PLAN AGREEMENT
     This First Amendment (the “Amendment”) to the Retention Plan Agreement by and between Eurand N.V., a Netherlands corporation (the “Company”), Eurand Pharmaceuticals, Inc. and Jean-Louis Anspach (the “Executive”), dated as of September 20, 2010 (the “Retention Plan Agreement”), is entered into between the Company and the Executive.
WITNESSETH:
     WHEREAS, the Company and the Executive are parties to the Retention Plan Agreement, and the Company and the Executive now desire to amend the Retention Plan Agreement to provide an additional incentive to the Executive to remain employed with the Company through a period of uncertainty.
     WHEREAS, this Amendment shall become effective as of November 28, 2010.
     WHEREAS, Section 5 of the Retention Plan Agreement permits amendments to the Retention Plan Agreement by written agreement between the Company and the Executive.
     NOW, THEREFORE, the Retention Plan Agreement is hereby amended as follows:
1. All references to March 31, 2011 in the Retention Plan Agreement are hereby amended to refer to November 30, 2011.
2. Section 1 is amended to add a new subsection (e) to the end to read as follows:
     (e) In addition to the amounts payable under Section 1(a) above, the Executive shall be entitled to receive an additional amount equal to forty percent (40%) of the Retention Payment (the “Additional Payment”) on the first to occur of (A) October 31, 2011, or (B) the date of the consummation of a Change in Control (as applicable, the “Fourth Trigger Date”), subject to the Executive’s employment with the Company and/or its subsidiary on the Fourth Trigger Date. If paid under this subsection (e), the Additional Payment shall be paid on the Fourth Trigger Date and shall be subject to applicable tax withholding.
3. Section 2 is amended to add a new subsection (d) to the end to read as follows:
     (d) Except as otherwise set forth in this subsection (d), upon any termination of Executive’s employment with the Company and/or its subsidiary for any reason prior to the Fourth Trigger Date, Executive shall be ineligible to receive the Additional Payment. If Executive’s employment with the Company and/or its subsidiary is terminated by the Company without Cause prior to the Fourth Trigger Date, Executive shall be entitled to receive the Additional Payment on the next regular payroll date immediately following the date of such termination. The Additional Payment shall be subject to applicable tax withholding.
4. A new Section 10 is added to the end to read as follows:
     10. Effect of Section 280G.
     (a) Notwithstanding the foregoing, in the event that it shall be determined that any payment in the nature of compensation (within the meaning of section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (“Code”)) to or for the benefit of Executive, whether paid or payable pursuant to the terms of this Retention Plan Agreement or otherwise (the “Payments”), would constitute an “excess parachute payment” within the meaning of section 280G of the Code, the Company shall reduce (but not below zero) the aggregate present value of the Payments under this Retention Plan Agreement to the Reduced Amount (as defined below), if but only if reducing the Payments under this Retention Plan Agreement will provide Executive with a greater net after-tax amount than would be the case if no reduction was made. The Payments shall be reduced as described in the preceding sentence only if (A) the net amount of the Payments, as so reduced (and after subtracting the net amount of federal, state and local income and payroll taxes on the reduced Payments), is greater than or equal to (B) the net amount of the Payments without such reduction (but after subtracting the net amount of federal, state and local income and payroll taxes on the Payments and the amount of Excise Tax (as defined below) to which Executive would be subject with respect to the unreduced Payments). Only amounts payable under this Retention Plan Agreement shall be reduced pursuant to this subsection (a).
     (b) The “Reduced Amount” shall be an amount expressed in present value that maximizes the aggregate present value of the Payments without causing any Payment under this Retention Plan Agreement to be subject to the Excise Tax, determined in accordance with section 280G(d)(4) of the Code. The term “Excise Tax” means the excise tax imposed under section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax. The calculations under this Section 10 shall maximize the amounts payable to Executive under this Retention Plan Agreement consistent with the requirements of sections 280G and 4999.
     (c) All determinations to be made under this Section 10 shall be made by an independent consulting firm or registered public accounting firm selected by the Company immediately prior to a change in control (the “Firm”), which shall provide its determinations and any supporting calculations both to the Company and the Executive within 10 days of the change in control. Any such determination by the Firm shall be binding upon the Company and the Executive. All of the fees and expenses of the Firm in performing the determinations referred to in this Section shall be borne solely by the Company.

5. Effective Date. This Amendment shall be effective as of November 28, 2010.
6. Effect of Amendment. Except to the extent expressly amended hereby, the Retention Plan Agreement shall remain in full force and effect in all respects.
IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first written above.

EURAND N.V.
/s/ Simon Turton
By:	Simon Turton
Title:	Director

EURAND PHARMACEUTICALS, INC.
/s/ John Fraher
By:	John Fraher
Title:	Vice-President

JEAN-LOUIS ANSPACH
/s/ Jean-Louis Anspach

3